FORM 5		UNITED STATES SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549							OMB APPROVAL
Check this box if no longer subject to											OMB Number: 3235-0362
Section 16. Form 4 or Form 5 obligations		ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP									Expires: January 31, 2005
may continue. See instruction 1(b).											Estimated average burden
Form 3 Holdings Reported		Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility									hours per response. . . . .1.0
Form 4 Transactions Reported		Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol						6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Marsh	Stephen	P.	Community Bancorp.		CMTV				__X___Director		_____ 10% Owner
(Last)	(First)	(Middle)	3. I.R.S. Identification		4. Statement for				__X___Officer (give		_____ Other (specify below)
			Number of Reporting		Month/Day/Year				title below)
PO Box 48			Person, if an entity		12/	31	/2002			Vice President & Treasurer
	(Street)		(Voluntary)		5. If Amendment, Date of				7. Individual or Joint/Group Filing (Check Applicable Line)
Morgan	VT	05853			Original (Month/Day/Year)				_X_Form filed by One Reporting Person
(City)	(State)	(Zip)	###-##-####						___Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security			2. Trans-	2A.	3. Transaction		4. Securities Acquired (A)			5. Amount of	6. Ownership	7. Nature of
(Instr. 3)			action	Deemed	Code		or Disposed of (D)			Securities	Form:	Indirect
			Date	Execution	(Instr. 8)		(Instr. 3, 4 and 5)			Beneficially	Direct (D)	Beneficial
				Date, if						Owned	or Indirect	Ownership
				any						at End of	(I)
			(Month/	(Month/				(A)		Issuer's
			Day/	Day/				or		Fiscal Year
			Year)	Year)	Code	V	Amount	(D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
Community Bancorp. Common Stock										30,218.0000	D
Community Bancorp. Common Stock			11/16/2001		I (1)		1156.0350	D	$13.0000	16,296.155 (2)	I	401K Plan

1 These shares were disposed of by the Plan Trustee to fund a loan from the 401K Plan which Mr. Marsh took out in November, 2001. This information had not been made available by the Trustee of the plan at the time Mr. Marsh filed his Form 5 in 2001.
2 This total includes 747.3200 shares acquired through the Company's Dividend Reinvestment Plan and/or purchased with proceeds from the repayment of the loan and new contributions to the stock fund.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).												SEC 2270 (9-02)
**Intentional misstatements or ommissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and U.S.C. 78ff(a).									/s/ Stephen P. Marsh			2/13/2003
Persons who respond to the collection of information contained in this form are not required									**Signature of Reporting Person			Date
to respond unless the form displays a currently valid OMB control number.

NOTE: Table II Not Applicable at this time